UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; the proposed transactions between an affiliate of Golden Meditech Holdings Limited and Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership); and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and year ended March 31, 2017 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2016 and 2017

	March 31,	March 31,
	2016	2017
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	3,008,422	3,510,264	509,976
Accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB38,261; March 31, 2017: RMB46,858 (US$6,808))	124,645	112,533	16,349
Inventories	28,326	30,987	4,502
Prepaid expenses and other receivables	24,412	17,524	2,546
Total current assets	3,185,805	3,671,308	533,373
Property, plant and equipment, net	574,567	551,434	80,113
Non-current deposits	218,379	237,487	34,502
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB62,633; March 31, 2017: RMB70,744 (US$10,278))	165,011	135,148	19,634
Inventories	64,322	68,775	9,992
Intangible assets, net	111,307	106,686	15,499
Available-for-sale equity securities	162,734	200,790	29,171
Other investment	189,129	189,129	27,477
Deferred tax assets	16,673	22,155	3,219
Total assets	4,687,927	5,182,912	752,980

LIABILITIES
Current liabilities
Bank loan	60,000	—	—
Convertible notes, net	—	1,031,154	149,807
Accounts payable	13,248	11,060	1,607
Accrued expenses and other payables	61,304	65,162	9,467
Deferred revenue	257,692	323,690	47,026
Amounts due to related parties	53,255	4,679	680
Income tax payable	8,524	11,383	1,654
Total current liabilities	454,023	1,447,128	210,241
Convertible notes, net	906,222	—	—
Non-current deferred revenue	1,321,239	1,569,579	228,030
Other non-current liabilities	255,932	302,233	43,909
Deferred tax liabilities	37,086	21,423	3,112
Total liabilities	2,974,502	3,340,363	485,292

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2016 and 2017, respectively	50	50	7
Additional paid-in capital	873,654	936,417	136,044
Treasury stock, at cost (March 31, 2016 and 2017: 136,899 shares, respectively)	(2,815)	(2,815)	(409)
Accumulated other comprehensive income	84,779	24,428	3,549
Retained earnings	753,585	879,775	127,815
Total equity attributable to China Cord Blood Corporation	1,709,253	1,837,855	267,006
Non-controlling interests	4,172	4,694	682
Total equity	1,713,425	1,842,549	267,688
Total liabilities and equity	4,687,927	5,182,912	752,980

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year ended March 31, 2016 and 2017

	Three months ended March 31,			Year ended March 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	156,778	201,998	29,347	662,999	759,978	110,411
Direct costs	(34,594)	(41,019)	(5,959)	(144,598)	(142,640)	(20,723)
Gross profit	122,184	160,979	23,388	518,401	617,338	89,688
Operating (expenses)/income
Research and development	(2,277)	(3,151)	(458)	(8,964)	(10,367)	(1,506)
Sales and marketing	(37,221)	(53,683)	(7,799)	(148,155)	(178,482)	(25,930)
General and administrative	(43,015)	(47,829)	(6,949)	(169,952)	(189,940)	(27,595)
Other operating income	—	—	—	—	26,316	3,823
Total operating expenses, net	(82,513)	(104,663)	(15,206)	(327,071)	(352,473)	(51,208)
Operating income	39,671	56,316	8,182	191,330	264,865	38,480
Other expenses, net
Interest income	4,451	4,394	638	18,218	17,416	2,530
Interest expense	(27,991)	(30,190)	(4,386)	(107,967)	(119,418)	(17,349)
Foreign currency exchange losses	(13)	(158)	(23)	(972)	(38)	(6)
Dividend income	—	—	—	49,198	45	7
Impairment loss on available-for-sale equity securities	—	—	—	(8,361)	(2,533)	(368)
Others	503	4,875	708	(113)	5,974	868
Total other expenses, net	(23,050)	(21,079)	(3,063)	(49,997)	(98,554)	(14,318)
Income before income tax	16,621	35,237	5,119	141,333	166,311	24,162
Income tax (expense)/benefit	(8,590)	3,885	564	(50,000)	(37,622)	(5,466)
Net income	8,031	39,122	5,683	91,333	128,689	18,696
Net loss/(income) attributable to non-controlling interests	213	(1,182)	(172)	(363)	(2,499)	(363)
Net income attributable to China Cord Blood Corporation’s shareholders	8,244	37,940	5,511	90,970	126,190	18,333

Earnings per share:
Attributable to ordinary shares
- Basic	0.18	0.45	0.07	1.25	1.59	0.23
- Diluted	0.18	0.45	0.07	1.25	1.59	0.23

Other comprehensive (losses)/ income, net of nil income taxes
- Foreign currency translation adjustment	2,476	5,565	808	(19,124)	(22,309)	(3,241)
- Unrealized holding (loss)/gain in available-for-sale equity securities
- Unrealized holding (loss)/gain arising during the period/year	(8,372)	14,519	2,109	32,312	(40,575)	(5,895)
- Reclassification adjustment for loss included in net income	—	—	—	8,361	2,533	368
Total other comprehensive (losses)/income	(5,896)	20,084	2,917	21,549	(60,351)	(8,768)
Comprehensive income	2,135	59,206	8,600	112,882	68,338	9,928

Comprehensive loss/(income) attributable to non-controlling interests	213	(1,182)	(172)	(363)	(2,499)	(363)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	2,348	58,024	8,428	112,519	65,839	9,565

Other Events

On June 21, 2017, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and year ended March 31, 2017. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated June 21, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: June 21, 2017